Filed Pursuant to Rule 433

TERM SHEET

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-956-2937.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued.  Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus.  If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

PHH Mortgage Corporation
Sponsor and Master Servicer
PHH Mortgage Capital LLC
Depositor
PHHMC Series 2007-6 Trust
Issuing Entity

PHHMC Mortgage Pass-Through Certificates, Series 2007-6

William J. Mayer Securities, LLC

For use with base prospectus dated November 27, 2006 and the term sheet supplement dated October 3, 2007
The date of this term sheet is October 4, 2007

Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the related base prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

•	the related base prospectus, dated November 27, 2006, which provides general information, some of which may not apply to the offered certificates;

•
the term sheet supplement, dated October 3, 2007, which provides general information about series of certificates issued pursuant to the depositor’s securitization program, some of which may not apply to the offered certificates; and

•
this term sheet, which describes terms applicable to the classes of offered certificates described herein and provides a description of certain collateral stipulations regarding the mortgage loans and the parties to the transaction, and provides other information related to the offered certificates.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the related base prospectus or the term sheet supplement, you should rely on the description in this term sheet.  Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the related base prospectus.

The offered certificates are reflected in the table below.

Neither the issuing entity of the certificates or any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuing entity or its affiliates.

Capitalized terms used but not defined herein having the meanings assigned to them in the related term sheet supplement or the base prospectus.

Risk Factors

The offered certificates are not suitable investments for all investors.  In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class.  The offered certificates are complex securities.  You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term sheet supplement and the related base prospectus for the offered certificates in the context of your financial situation and tolerance for risk.  You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled “Risk Factors” in the term sheet supplement.

OfferedCertificates

Class	Pass-Through Rate	Initial Certificate Principal Balance(1)	Initial Rating (Fitch)(2)	WAL (years)(3)	Designation
Class A Certificates:
A-1	Variable Rate(4)	$ 108,099,900	AAA	5.43	Senior/Variable Rate
A-2	0.30%	$ 0(5)	AAA	N/A	Senior/Interest Only/Fixed Rate
Total Offered Class A Certificates:		$ 108,099,900
Class R Certificates:
R-I	Variable Rate(6)	$ 50	AAA	0.11	Senior/Residual/Variable Rate
R-II	Variable Rate(6)	$ 50	AAA	0.11	Senior/Residual/Variable Rate
Total Offered Certificates:		$ 108,100,000

Non-Offered Certificates(7)
Class B Certificates:
B-1	Variable Rate(6)	$ 5,175,000	AA	10.57	Subordinate/Variable Rate
B-2	Variable Rate(6)	$ 690,000	A	10.57	Subordinate/Variable Rate
B-3	Variable Rate(6)	$ 345,000	BBB	10.57	Subordinate/Variable Rate
B-4	Variable Rate(6)	$ 287,500	BB	10.57	Subordinate/Variable Rate
B-5	Variable Rate(6)	$ 172,500	B	10.57	Subordinate/Variable Rate
B-6	Variable Rate(6)	$ 230,000	NR	10.57	Subordinate/Variable Rate
Total Non-Offered Certificates:		$ 6,900,000
Total Certificates:		$115,000,000

(1)	The initial certificate principal balance of each class of certificates is subject to a variance of +/- 10%.
(2)	See “Ratings” in this prospectus supplement.
(3)	The weighted average life of each class of offered certificates is subject to a variance of +/- 5%.
(4)	Varies according to (i) the weighted average of the net mortgage rate on each mortgage loan minus (ii) 0.30% per annum.
(5)	Interest will accrue on a notional balance equal to the certificate principal balance of the Class A-1 Certificates.
(6)	Varies according to the weighted average of the net mortgage rate on each mortgage loan.
(7)	Information with respect to the non-offered certificates is presented solely to aid in your understanding of the offered certificates. The non-offered certificates are not being offered hereby.

Certain Transaction Information

Title of Series	PHH Mortgage Capital LLC, PHHMC Mortgage Pass-Through Certificates, Series 2007-6.
Issuing Entity	PHHMC Series 2007-6 Trust.
Cut-off Date	November 1, 2007.
Closing Date	November 8, 2007.
Depositor	PHH Mortgage Capital LLC, an affiliate of PHH Mortgage Corporation.
Sellers	PHH Mortgage Corporation, or PHH Mortgage, and Bishop’s Gate Residential Mortgage Trust, or Bishop’s Gate.
Sponsor and Master Servicer	PHH Mortgage Corporation.
Trustee	Citibank, N.A.
Distribution Date	Distributions on the offered certificates will be made on the 18th day of each month or, if the 18th day is not a business day, on the next business day, beginning in December 2007.
Offered Certificates	Class A-1, Class A-2, Class R-I and Class R-II Certificates
Agent Offered Certificates	Class A Certificates.
Senior Percentage	92.50% (+/- 1.5%)
Aggregate Class B Percentage	7.50% (+/- 1.5%)
Prepayment Assumption	300% PSA.
Final Scheduled Distribution Date	The distribution date occurring in November 2037.
Legal Investment	The Class A Certificates and Class B-1 Certificates will constitute “mortgage related securities” for purposes of SMMEA.
ERISA
The Class A, Class B-1, Class B-2 and Class B-3 Certificates may be purchased by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations as described in the base prospectus and term sheet supplement under “ERISA Considerations

Tax
An election will be made to treat the trust as two real estate mortgage investment conduits for federal income tax purposes.  The certificates, other than the Class R Certificates, will represent ownership of regular interests in a real estate mortgage investment conduit and will be treated as representing ownership of debt for federal income tax purposes.  For federal income tax purposes, the Class R Certificates will be the sole residual interest in each of the real estate mortgage investment conduits.

Principal Distributions on the Senior Certificates

Distributions of principal on the Senior Certificates (other than the Interest Only Certificates) on each distribution date will be made, after distribution of the Senior Interest Distribution Amount (other than the Accrual Distribution Amounts), as follows:

(a) Prior to the occurrence of the Credit Support Depletion Date:

(i)  the Senior Principal Distribution Amount shall be distributed to the Class R-I Certificates and Class R-II Certificates, concurrently on a pro rata basis, until the Certificate Principal Balances thereof have been reduced to zero; and

(ii)  the balance of the Senior Principal Distribution Amount remaining after the distributions, if any, described in clause (i) above shall be distributed to the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

Collateral Stipulations

Mortgage Loan Type: Conventional Prime Fixed Rate With An Original Maturity Of 30 Years Or Less
Aggregate Stated Principal Balance Of 20, 25 and 30 Year Non-Relocation Fixed Rate Mortgage Loans (+/- 10%): $100,000,000.00
Aggregate Stated Principal Balance Of 30 Year Fixed Rate Relocation Loans (+/- 10%): $15,000,000.00
Aggregate Stated Principal Balance Of All Fixed Rate Loans (+/- 10%): $115,000,000.00
Gross Weighted Average Coupon (+/- .10): 6.8182%
Weighted Average Remaining Maturity Of 20, 25 and 30 Year Non-Relocation Fixed Rate Mortgage Loans (+/- 6): 355 Months
Weighted Average Remaining Maturity Of 30 Year Fixed Rate Relocation Loans (+/- 6): 358 Months
Weighted Average Credit Score (-10): 752
Weighted Average Effective Loan-To-Value Ratio (+ 5): 72.31%
Average Original Mortgage Loan Balance (+/- 10%): $672,250
Single Family Detached, Including Planned Unit Developments: Not Less Than 82%
Percentage Of Interest Only Mortgage Loans (With An Initial Interest Only Period Of Ten or Fifteen Years): Less than 19%
California Concentration: Less than 30%
Weighted Average Servicing Fee (+/- .05): 0.250%
Full Documentation Type: Not Less Than 73%
Cash Out Refinance: Not Greater Than 31%
Investor Property: Not Greater Than 3%
Second/ Vacation Home: Not Greater Than 10%
Loan Principal Balance> $1mm <= $1.5mm: Not Greater Than 11%
Loan Principal Balance> $1.5mm: Not Greater Than 9%

The percentages set forth in the table above, other than any weighted averages, are percentages of the aggregate principal balance of the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.  Any weighted average is weighted based on the principal balances of the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.

The numbers expressed in parentheses for a category above reflects the amount by which the numbers or percentages set forth for such category may vary in the actual mortgage loans included in the collateral on the Closing Date.  For example, the Gross Weighted Average Coupon percentage for the collateral could vary from 6.7182% to 6.9182% with respect to the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.

The percentage expressed in parentheses for a category above reflects the percentage by which the number set forth for such category may vary in the actual mortgage loans included in the collateral on the Closing Date.  For example, the Aggregate Stated Principal Balance of the mortgage loans included in the collateral on the Closing Date, as of the Cut-off Date could be lower or higher than the amount specified by as much as 10%.